================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                SCHEDULE 14D-1/A
                               (AMENDMENT NO. 3)
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                      and

                                 SCHEDULE 13D/A
                               (AMENDMENT NO. 3)
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            EARTHLINK NETWORK, INC.
                           (NAME OF SUBJECT COMPANY)

                               ----------------

                               SPRINT CORPORATION
                                    (BIDDER)

                               ----------------

                     COMMON STOCK, $.01 PAR VALUE PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   270322100
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               ----------------

                              DON A. JENSEN, ESQ.
                               SPRINT CORPORATION
                          2330 SHAWNEE MISSION PARKWAY
                             WESTWOOD, KANSAS 66205
                                 (913) 624-3326
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
           TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDER)

                                   COPIES TO:
                              JOHN A. GRANDA, ESQ.
                          STINSON, MAG & FIZZELL, P.C.
                               1201 WALNUT STREET
                          KANSAS CITY, MISSOURI 64106
                                 (816) 842-8600

                           CALCULATION OF FILING FEE
================================================================================

           TRANSACTION VALUATION*                       AMOUNT OF FILING FEE**
------------------------------------------------------------------------------
                $56,250,000                                    $11,250

================================================================================
 * For purposes of calculating the amount of the filing fee only. The amount assumes the purchase of 1,250,000 shares of Common Stock, $.01 par value per share, of Earthlink Network, Inc. at $45.00 per share.
**   1/50th of 1% of Transaction Valuation.

[XCHECK] BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULES 0-11(a)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

Amount previously paid: $11,250                 Filing party: Sprint Corporation
Form or registration no.: Schedule 14D-1 Date filed: February 18, 1998

================================================================================

CUSIP NO. 270322100                  14D-1 AND 13D            Page 2 of 7 Pages

--------------------------------------------------------------------------------
 1 NAME OF REPORTING PERSONS: I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
      SPRINT CORPORATION

--------------------------------------------------------------------------------
 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                (A)[X]
                                                                (B)[_]

--------------------------------------------------------------------------------
 3 SEC USE ONLY

--------------------------------------------------------------------------------
 4 SOURCE OF FUNDS:
      WC

--------------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
  ITEMS 2(E) OR 2(F):
                                                                   [_]

--------------------------------------------------------------------------------
 6 CITIZENSHIP OR PLACE OF ORGANIZATION:
      KANSAS

--------------------------------------------------------------------------------
 7 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

      6,939,496*

--------------------------------------------------------------------------------
 8 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
                                                                   [_]

--------------------------------------------------------------------------------
 9 PERCENT OF CLASS REPRESENTED TO AMOUNT IN ROW (7):

      57.4%

--------------------------------------------------------------------------------
10 TYPE OF REPORTING PERSON*:
      CO

--------------------------------------------------------------------------------
* Reflects highest number of shares as to which voting power or dispositive power is shared by virtue of membership in the groups described in Item 2(a)-
   (d); (g).

                                 14D-1 AND 13D                Page 3 of 7 Pages

ITEM 1. SECURITY AND SUBJECT COMPANY.

  (a) The name of the subject company is EarthLink Network, Inc., a Delaware corporation (the "Company"), and the address of its principal executive offices is 3100 New York Drive, Pasadena, CA 91107.

  (b) This Schedule 14D-1 relates to the offer by Sprint Corporation (the "Purchaser") to purchase 1,250,000 shares of common stock of the Company, par value $.01 per share (the "Shares" or "Common Stock"), at a price of $45 per Share, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 18, 1998 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), copies of which are attached hereto as Exhibits
(a)(1) and (a)(2), respectively. There were 12,089,176 Shares outstanding as of May 28, 1998.

  (c) Information concerning the principal market in which the Shares are traded and the high and low sales price of the Shares for each quarterly period since the Company became publicly traded is set forth in Section 6 ("Price Range of the Shares; Dividends on the Shares") of the Offer to Purchase and is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

  (a)-(d); (g) The Purchaser is a Kansas corporation. The information set forth in Section 11 ("Certain Information Concerning the Purchaser") of the Offer to Purchase is incorporated herein by reference. The name, business address, present principal occupation or employment, the material occupations, positions, offices or employments for the past five years and citizenship of each executive officer and director of the Purchaser, and the name, principal business and address of any corporation or other organization in which such occupations, positions, offices and employments are or were carried on are set forth in Schedule I to the Offer to Purchase and is incorporated herein by reference.

  In order to induce Sprint and Sprint L.P. to enter into the Investment Agreement dated February 10, 1998 among the Purchaser, Sprint Communications Company L.P. ("Sprint L.P."), the Company, Dolphin, Inc. ("Newco") and Dolphin Sub, Inc. ("Newco Sub") (the "Investment Agreement") and perform the transactions contemplated thereby (as described under the caption "Introduction" and in Section 12 ("Purpose of the Offer, The Investment Agreement; Ancillary Agreements") of the Offer to Purchase which is incorporated herein by reference), the following members of management and other stockholders (the "Granting Stockholders") entered into an Agreement to Vote and Tender Stock dated February 10, 1998 ("Agreement to Vote and Tender Stock"): Sky D. Dayton, Chairman of the Board of the Company, 1,500,000; Kevin
M. O'Donnell, a director of the Company, 944,614; Gregory Abbott, 427,212; Robert S. London, 392,032; George Abbott, 203,364; and Storie Partners LP, 521,892. That agreement obligates the Granting Stockholders to tender all of the 3,989,114 Shares (representing 33% of the outstanding Shares) which they own into the Offer, and to vote those Shares in favor of (i) the Merger, (ii) the issuance of the Convertible Preferred Stock (as defined under the caption "Introduction" in the Offer to Purchase), the Convertible Notes (as defined under the caption "Introduction" in the Offer to Purchase) and the Newco Common Stock (as defined under the caption "Introduction" in the Offer to Purchase) issuable upon conversion thereof, (iii) the other transactions contemplated by the Investment Agreement, and (iv) any related matter that must be approved by the holders of Common Stock or Newco Common Stock in order for the transactions contemplated by the Investment Agreement to be consummated (the matters referred to in (i), (ii), (iii) and (iv) are referred to collectively as the "Company Stockholder Vote Matters"). In addition, the following stockholders (the "Voting Stockholders") entered into an Agreement to Vote Stock dated February 10, 1998 ("Agreement to Vote Stock") which obligates them to vote all of the 2,950,382 Shares (representing 24.4% of the outstanding Shares) in favor of the Company Stockholder Vote Matters: George Soros, 214,545 Shares; Quantum Industrial Partners LDC, 1,456,480; Reed Slatkin, a director of the Company (through Reed Slatkin & Associates), 1,042,473 Shares; and Sidney Azeez, a director of the Company, 236,884 Shares.

  Simultaneously with the execution of the Investment Agreement, the Purchaser and the following stockholders (the "SA Stockholders") entered into a Stockholders Agreement (the "Stockholders Agreement", which will not become effective until the Closing of the transactions contemplated by the Investment Agreement

                                 14D-1 AND 13D                Page 4 of 7 Pages


and then only if the Offer is consummated and the conditions to the Closing are satisfied or waived on or prior to the Closing) covering all of the Shares or other equity securities of Newco they now own of record or beneficially or which they will receive in the Merger, or are convertible into Newco Common Stock or are receivable in respect thereof ("Covered Shares"): Sky Dayton, Chairman of the Board of the Company, 1,500,000 Shares; Quantum Industrial Partners LDC, 1,456,480 Shares; Kevin M. O'Donnell, a director of the Company, 944,614 Shares; Reed Slatkin, a director of the Company (through Reed Slatkin & Associates) 1,042,473 Shares; George Soros, 214,545 Shares; and Sidney Azeez, a director of the Company, 236,884 Shares. The Stockholders Agreement obligates the SA Stockholders to (i) vote all of the 5,394,996 Covered Shares in favor of a Sprint Offer or Qualified Offer (as the terms Sprint Offer and Qualified Offer are defined in Section 12 of the Offer to Purchase under the subcaptions "Purchases of Additional Equity Securities; Business Combinations" and "Third Party Offers", respectively) involving a business combination or related matter, and (ii) to tender all of the Covered Shares into a tender offer initiated by Sprint to effect a Sprint Offer or a Qualified Offer.

  The Purchaser and Sprint L.P. may be deemed to be members of a group with the Granting Stockholders with respect to the agreements to vote and tender the 3,989,114 Shares contemplated by the Agreement to Vote and Tender Stock, and thus may be viewed as sharing voting and dispositive power for those purposes with respect to the Shares covered thereby. The Purchaser and Sprint L.P. may also be deemed to be members of a group with the Voting Stockholders with respect to the agreements to vote the 2,950,382 Shares contemplated by the Agreement to Vote Stock, and thus may be viewed as sharing voting power for that purpose with respect to the Shares covered thereby. Finally, the Purchaser and Sprint L.P. may be deemed to be members of a group with the SA Stockholders with respect to the agreements to vote and tender the 5,394,996 covered shares of Newco Common Stock contemplated by the Stockholders Agreement, and thus may be viewed as sharing voting and dispositive power with respect to the Covered Shares.

  The Purchaser is making a separate filing to report its shared beneficial ownership of Shares and Newco Common Stock resulting from its membership in the three groups described in the three immediately preceding paragraphs. Sprint does not have knowledge of the information called for by Instruction C to Schedule 13D and Schedule 14D-1 with respect to the other members of such groups and therefore is not required to report such information in this combined Schedule 13D and 14D-1 pursuant to Rule 13d-1(k)(2), except for the information set forth under the caption "Beneficial Ownership of Common Stock" in the Company's Proxy Statement dated January 23, 1998.

  (e); (f) During the last five years, neither the Purchaser, nor, to the best of the Purchaser's knowledge, any of the executive officers or directors of the Purchaser has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such law.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

  (a)-(b) The information set forth under the caption "Introduction" and in Sections 11 ("Contacts with the Company; Background of the Offer") and 12 ("Purpose of the Offer; The Investment Agreement; Ancillary Agreements") of the Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

  (a) The information set forth in Section 10 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

  (b)-(c) Not applicable.

                                 14D-1 AND 13D                Page 5 of 7 Pages


ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

  (a)-(g) The information set forth under the caption "Introduction" and in Sections 7 ("Effect of the Offer on the Market for Common Stock; Stock Quotation; and Exchange Act Registration") and 12 ("Purpose of the Offer, The Investment Agreement; Ancillary Agreements") of the Offer to Purchase is incorporated herein by reference.

  The purpose of the Offer is merely to serve as one step in acquiring an equity interest in the Company that is linked by the Investment Agreement with the other transactions contemplated thereby since the Offer cannot be consummated unless all such other transactions will be consummated immediately thereafter. The Offer, together with such other transactions, are motivated by the Purchaser's and the Company's desire to provide Internet access services on a collaborative basis and the Purchaser's common underlying purpose of benefitting from the enhanced capabilities for growth and financial and strategic success by joining forces with the Company.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

  (a)-(b) The information set forth under the caption "Introduction", and in
Section 9 ("Certain Information Concerning the Purchaser"), and Section 12 ("Purpose of the Offer; The Investment Agreement; Ancillary Agreements") of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

  The information set forth under the caption "Introduction", and in Section 9 ("Certain Information Concerning the Purchaser"), Section 11 ("Contacts with the Company; Background of the Offer") and Section 12 ("Purpose of the Offer; The Investment Agreement; Ancillary Agreements") of the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

  The information set forth under the caption "Introduction" and in Section 10 ("Source and Amount of Funds") and Section 16 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

  The information set forth in Section 9 ("Certain Information Concerning the Purchaser") of the Offer to Purchase is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

  (a) The information set forth under the caption "Introduction" and in
Section 12 ("Purpose of the Offer; The Investment Agreement; Ancillary Agreements") of the Offer to Purchase is incorporated herein by reference.

  (b)-(c) The information set forth in Section 15 ("Certain Legal Matters") of the Offer to Purchase is incorporated herein by reference.

  (d) Not applicable.

  (e) Not applicable.

  (f) The information set forth in the Offer to Purchase, the Letter of Transmittal and each of the other exhibits hereto, to the extent not otherwise set forth herein, is incorporated herein by reference.

                                 14D-1 AND 13D                Page 6 of 7 Pages


  On March 20, 1998, the Purchaser issued a press release, a copy of which is attached as Exhibit (a)(9) and incorporated herein by reference, relating to the extension of the Offer until 6:00 p.m., New York City time, on June 1, 1998. The Offer was originally scheduled to expire at 12:00 midnight, New York City time, on March 20, 1998. On May 29, 1998, the Purchaser issued a press release, a copy of which is attached as Exhibit (a)(10) and incorporated herein by reference, relating to the extension of the Offer until 1:30 p.m. New York City time, on June 5, 1998, unless further extended in the manner described in the related Offer to Purchase. Prior to this latest extension, the Offer was scheduled to expire at 6:00 p.m., New York City time, on June 1, 1998. All of the conditions set forth in Section 14 of the Offer to Purchase must be satisfied or waived prior to the Expiration Date and before the Offer and the other transactions contemplated by the Investment Agreement can be consummated. The conditions are presented in three separate groups in Section 14 of the Offer to Purchase to differentiate among the parties that possess the power to waive them. The first set of conditions is for the mutual benefit of all parties to the Investment Agreement and requires either satisfaction of all such conditions or waiver by all parties of all such conditions that are not satisfied. The second set of conditions is for the benefit of the Purchaser and Sprint L.P. and requires satisfaction of all such conditions or waiver by the Purchaser and Sprint L.P. of all such conditions that are not satisfied. The third set of conditions is for the benefit of the Company, Newco and Newco Sub and requires satisfaction of all such conditions or waiver by the Company, Newco and Newco Sub of all such conditions that are not satisfied.

  The legal opinions called for by condition (v) in the second set of conditions, which are for the benefit of the Purchaser and Sprint L.P., and by condition (iv) in the third set of conditions, which are for benefit of the Company, Newco and Newco Sub, are expected to cover the following matters: (1) due organization, valid existence and good standing under the laws of the state of incorporation, (2) requisite power and authority to own, lease and operate its respective properties and conduct its respective business, (3) due qualification or licensing to do business as a foreign corporation and good standing in each jurisdiction in which the nature of its respective business or the ownership or leasing of its respective properties makes such qualification or licensing necessary, other than jurisdictions where the failure to be so qualified or licensed would not have a material adverse effect, (4) requisite corporate power and authority to execute, deliver and perform its respective obligations under the Investment Agreement and the Ancillary Agreements and to consummate the contemplated transactions, due authorization therefor by all necessary corporate action and due execution and delivery thereof, (5) the absence of conflict, violation, default or termination under or with other agreements or the certificate (articles) of incorporation or bylaws, as a result of the execution, delivery or performance of the Investment Agreement or the Ancillary Agreements, (6) the absence of consents, approvals, orders, registrations or filings with governmental authorities needed with respect to the Investment Agreement or the Ancillary Agreements, other than those contemplated by the Investment Agreement, (7) the absence of suits, actions, proceedings, injunctions, legislation or orders that would have a material adverse effect on the respective parties or that would adversely affect any of the transactions contemplated by the Investment Agreement or the Ancillary Agreements or the validity of the Convertible Preferred Stock or the Convertible Notes, (8) the vote required by the holders of Shares to approve the Investment Agreement, the Ancillary Agreements and the transactions contemplated thereby, (9) compliance with applicable laws and governmental permits, (10) the filings required to effect the Merger, and (11) due authorization of the Convertible Preferred Stock and the Convertible Notes and the Shares issuable upon conversion thereof as well as the valid issuance, full payment and nonassessability of such Shares and the Convertible Preferred Stock upon issuance thereof.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

  (a)(1)  Offer to Purchase, dated February 18, 1998.*

  (a)(2)  Letter of Transmittal.*

  (a)(3) Letter, dated February 18, 1998 from the Dealer Manager to brokers, dealers, commercial banks, trust companies and nominees.*

  (a)(4) Letter, dated February 18, 1998 to be sent by brokers, dealers, commercial banks, trust companies and nominees to their clients.*

  (a)(5)  Notice of Guaranteed Delivery.*

  (a)(6) IRS Guidelines for Certification of Taxpayer Identification Number Substitute Form W-9.*

                                 14D-1 AND 13D                Page 7 of 7 Pages


  (a)(7) Text of Press Release, dated February 10, 1998 issued by Purchaser and the EarthLink Network, Inc.*

  (a)(8)  Summary newspaper advertisement, dated February 18, 1998.*

  (a)(9)  Text of Press Release issued by Sprint Corporation on March 20,
          1998.**

  (a)(10) Text of Press Release issued by Sprint Corporation on May 29, 1998.

  (b)     Not applicable.

  (c)(1) Investment Agreement, dated February 10, 1998, between Sprint Corporation, Sprint Communications Company L.P., EarthLink Network, Inc., Dolphin, Inc. and Dolphin Sub, Inc.*

  (c)(2) Governance Agreement, dated February 10, 1998, between Sprint Corporation, Sprint Communications Company L.P., EarthLink Network, Inc. and Dolphin, Inc.*

  (c)(3) Stockholders' Agreement, dated February 10, 1998, between Sprint Corporation, Sprint Communications Company L.P., the Company, Dolphin, Inc. and the SA Stockholders (as defined in Section 2).*

  (c)(4) Agreement and Plan of Merger, dated February 10, 1998, between EarthLink Network, Inc., Dolphin, Inc., Dolphin Sub, Inc.*

  (c)(5) Credit Agreement, dated February 10, 1998, between Sprint Corporation, EarthLink Network, Inc. and Dolphin, Inc.*

  (c)(6) Registration Rights Agreement, dated February 10, 1998, between Sprint Corporation, Sprint Communications Company L.P., EarthLink Network, Inc. and Dolphin, Inc.*

  (c)(7) Proposed Form of Certificate of Designation, Preferences and Rights of Series A Convertible Preferred Stock Dolphin, Inc.

  (c)(8) Agreement to Vote and Tender Stock, dated February 10, 1998, between Sprint Corporation, Sprint Communications Company L.P. and the Granting Stockholders (as defined in Section 2).*

  (c)(9) Agreement to Vote Stock, dated February 10, 1998, between Sprint Corporation, Sprint Communications Company L.P. and the Voting Stockholders (as defined in Section 2).*

  (d)     Not applicable.

  (e)     Not applicable.

  (f)     Not applicable.
--------
*  Filed with combined Schedule 14D-1 and Schedule 13D dated February 18,
   1998.
** Filed with Amendment No. 1 to Schedule 14D-1/A and Schedule 13D/A dated
   March 20, 1998.

                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 29, 1998

                                          Sprint Corporation


                                          By: /s/ Don A. Jensen
                                              ---------------------------------
                                             Name: Don A. Jensen
                                             Title: Vice President

                                 14D-1 AND 13D

                                 EXHIBIT INDEX

  EXHIBIT
  NUMBER                             DESCRIPTION
  -------                            -----------
 (a)(1)    Offer to Purchase, dated February 18, 1998.*
 (a)(2)    Letter of Transmittal.*
 (a)(3)    Letter, dated February 18, 1998 from the Dealer Manager to brokers, dealers, commercial banks, trust companies and
           nominees.*
 (a)(4)    Letter, dated February 18, 1998 to be sent by brokers,
           dealers, commercial banks, trust companies and nominees to their clients.*
 (a)(5)    Notice of Guaranteed Delivery.*
 (a)(6)    IRS Guidelines for Certification of Taxpayer Identification
           Number Substitute Form W-9.*
 (a)(7)    Press Release, dated February 18, 1998.*
 (a)(8)    Summary newspaper advertisement, dated February 18, 1998.*
 (a)(9)    Text of Press Release issued by Sprint Corporation on March
           20, 1998.**
 (a)(10)   Text of Press Release issued by Sprint Corporation on May 29,
           1998.
 (b)       Not applicable.
 (c)(1)    Investment Agreement, dated February 10, 1998, between Sprint
           Corporation, Sprint Communications Company L.P., EarthLink
           Network, Inc., Dolphin, Inc. and Dolphin Sub, Inc.*
 (c)(2)    Governance Agreement, dated February 10, 1998, between Sprint
           Corporation, Sprint Communications Company L.P., EarthLink
           Network, Inc. and Dolphin, Inc.*
 (c)(3)    Stockholders' Agreement, dated February 10, 1998, between
           Sprint Corporation, Sprint Communications Company L.P., the
           Company, Dolphin, Inc. and the SA Stockholders (as defined in
           Section 2).*
 (c)(4)    Agreement and Plan of Merger, dated February 10, 1998, between
           EarthLink Network, Inc., Dolphin, Inc., Dolphin Sub, Inc.*
 (c)(5)    Credit Agreement, dated February 10, 1998, between Sprint
           Corporation, EarthLink Network, Inc. and Dolphin, Inc.*
 (c)(6)    Registration Rights Agreement, dated February 10, 1998,
           between Sprint Corporation, Sprint Communications Company
           L.P., EarthLink Network, Inc. and Dolphin, Inc.*
 (c)(7)    Proposed Form of Certificate of Designation, Preferences and
           Rights of Series A Convertible Preferred Stock Dolphin, Inc.
 (c)(8)    Agreement to Vote and Tender Stock, dated February 10, 1998, between Sprint Corporation, Sprint Communications Company L.P.
           and the Granting Stockholders (as defined in Section 2).*
 (c)(9)    Agreement to Vote Stock, dated February 10, 1998, between
           Sprint Corporation, Sprint Communications Company L.P. and the
           Voting Stockholders (as defined in Section 2).*
 (d)       Not applicable.
 (e)       Not applicable.
 (f)       Not applicable.

--------
* Filed with combined Schedule 14D-1 and Schedule 13D dated February 18, 1998. ** Filed with combined Schedule 14D-1/A and Schedule 13D/A dated March 20, 1998.